Form 51-102F1
BRONX VENTURES INC.

Management’s Discussion & Analysis
Interim (unaudited) Financial Statements for the
Three month period ended March 31, 2006

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the Company’s audited financial statements and the notes thereto for the years ended December 31, 2005 and 2004, and which are prepared in accordance with Canadian generally accepted accounting principles. The audited financial statements and notes thereto have been reviewed by the Company’s Auditor. The following Management discussion and analysis, which has not been reviewed by the Company’s Auditor, should also be read in conjunction with the audited financial statements and the notes thereto for the years ended December 31, 2005 and 2004.

The following information is prepared as at May 11, 2006.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

Bronx Ventures Inc. (“Bronx” or the “Company”) is a junior mineral exploration company with interests in the Extra High Mineral Property and the Blunt Mountain Property both of which are located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The Company has made investments in the securities of public companies. Currently, the principal business of Bronx is in mineral exploration.

Bronx is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

Results of Operations

As of January 17, 2005, Lucky 1 Enterprises Inc., changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.
Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.During 2004, the Company entered into a Property Option Agreement with an arms length party (the “Optionor”) to purchase, under certain terms and conditions, a 100% undivided interest, subject to a 11/2% Net Smelter Returns Royalty, in the Extra High Mineral Property which is located in the Kamloops Mining Division in the Province of British Columbia. In the spring of 2004, Bronx commissioned an independent review of the Extra High Mineral Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Mineral Property, Kamloops Mining Division, British Columbia”. The report recommends exploration work programs be carried out on the Extra High Mineral Property in order to evaluate the mineral potential of the Extra High Mineral Property. This report has been filed on www.Sedar.com by the Company.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Company’s Extra High Property. The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling. A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property. The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101. Mr. J.W. Murton is a director of Bronx. Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program. At this point in time, the Company has not made any decision in respect to the recommended two phased exploration program. Mr. J. W. Murton has prepared for Bronx a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.bronxventures.com . For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.bronxventures.com .

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the three month period ended March 31, 2006, the Company recorded Revenue of $146,304 as compared to $102,360 for the same period in 2005 due to an increase in income generated from the Company’s investment in the three card games Software. The interest income was $21 as compared to $588 for the same period during 2005 reflecting a decrease in cash balances in the bank. The gain before other items was $18,058 as compared to a loss of $(37,382) for the same period in 2005 due to the fact that total expenses decreased to $128,267 from $140,330 during the same period in 2005 and also due to the fact that income generated from the three card games Software increased to $146,304 as compared to $102,360 during the corresponding period in 2005. Items which contributed to a decrease in operating expenses during the three month period ended March 31, 2006, were Amortization, Finance, interest and foreign exchange, Commission fees, Regulatory & transfer fees, Salaries and benefits, Telephone, Rent, and Shareholder communication.

During the three month period ended March 31, 2006, the Company had a net gain of $19,656 or $0.05 per common share as compared to a net gain of $181,707 or $0.53 per common share, in the same period of 2005 as a result of selling some marketable securities during the same period in 2005. The weighted average gain per common share was $0.05 as compared to a gain of $0.53 per common share during the same period in 2005. The Company’s total assets are $865,152 as compared to $1,245,270 for the same period in 2005 and as compared to $852,492 for the year ended December 31, 2005. For the three month period ended March 31, 2006, the Company’s total assets included cash and term deposits of $22,078; accounts receivable of $26,591; marketable securities of $389,943; receivable from related parties of $98,011; cash held on behalf of related party of $1,166; the Extra High Mineral Property of $ 323,246; and furniture and equipment of $4,117. Total assets for the three month period ended March 31, 2006 decreased from the total assets for the corresponding period in 2005 mainly due to the decrease in cash and term deposits from $256,050 for the three month period ended March 31, 2005 to $22,078 for the three month period ended March 31, 2006.

The Company has not paid any dividends and does not plan to pay any dividends in the future.

For the three month period ended March 31, 2006, the Company had a working capital of $511,430 as compared to a working capital of $613,193 in the same period of 2005 and as compared to a working capital for the year ended December 31, 2005 of $523,306.

For the three month period ended March 31, 2006, the weighted average number of common shares was 378,211 as compared to 340,711 in 2005 as compared to 304,344 in 2004.

The Company is presently not a party to any legal proceedings whatsoever.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s Securities:-

From time to time the Company has acquired, for investment purposes, securities of public companies. The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”).

To date, the three card games Software has generated revenues for the Company.

Subsequent to the three month period ended March 31, 2006, the Company has entered into a Purchase and Novation Agreement with Las Vegas whereby the Company has sold its interest in the three card games Software to Las Vegas. With the sale of its interest in the three card games Software, Bronx will no longer be entitled to receive any revenues whatsoever from the three card games Software.

While the Company has recently started generating some revenues, the Company has not established a long term pattern of consistently generating meaningful revenues. The Company intends to retain its earnings in order to finance further growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company’s shareholders.

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 11/2% Net Smelter Returns Royalty, in the Extra High Mineral Property, which is located in the Province of British Columbia. Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is quite possible that the Company might lose all its investment in the Extra High Mineral Property and might have to write-off, in its entirety, the Company’s investment in the Extra High Mineral Property.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended March 31, 2006:

For the Quarterly	March 31,	December 31,	September 30,	June 30,
Periods ended:	2006	2005	2005	2005
	$
Total Revenues	146,325	135,348	131,768	115,929

Income (loss) before other items	18,058	(5,404)	42,662	18,028

Earnings (loss) per common share before other items	0.05	(0.01)	0.13	0.05

Fully diluted earnings (loss) per common share before other items	0.04	(0.01)	0.10	0.04

Net income (loss) for the period	19,656	(61,678)	42,661	18,028

Basic net gain (loss) per share	0.05	(0.16)	0.13	0.05

Diluted net gain (loss) per share	0.04	(0.13)	0.10	0.04

For the Quarterly	March 31,	December 31,	September 30,	June 30,
Periods ended:	2005	2004	2004	2004
	$
Total Revenues	102,948	212,446	21,636	20,520

Income (loss) before other items	(37,382)	28,519	(67,414)	(59,895)

Earnings (loss) per common share before other items	(0.11)	0.08	(0.20)	(0.19)

Fully diluted earnings (loss) per common share before other items	(0.08)	0.06	(0.15)	(0.12)

Net income (loss) for the period	181,707	11,860	(430,152)	(262,895)

Basic net gain (loss) per share	0.53	0.03	(1.26)	(0.84)

Diluted net gain (loss) per share	0.40	0.03	(0.95)	(0.54)

The Company’s total revenues for the periods ended June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006 were mainly generated from the Company’s investment in the three card games Software.

For the quarterly period ended June 30, 2004, the Company realized a net loss of $(262,895) mainly due to the Company writing down its investment in marketable securities as compared to a net gain of $425,029 realized from the Company’s investment in marketable securities for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended June 30, 2004, was $(0.84) per share as compared to a gain of $1.36 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended June 30, 2004, was $(0.54) per share as compared to a diluted net gain of $0.76 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2004, the Company realized a net loss of $(430,152) due to the loss on the sale of the Company’s investment in marketable securities and the write-down of marketable securities as compared to a net loss of $(262,895) for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended September 30, 2004, was $(1.26) per share as compared to a basic net loss of $(0.84) per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended September 30, 2004, was $(0.95) per share as compared to a diluted net loss of $(0.54) per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2004, the Company realized a net gain of $11,860 due to the gain on the sale of its investment in marketable securities and the one time adjustment up of marketable securities as compared to a net loss of $(430,152) for the immediately preceding quarterly period. As a result, the basic net gain per share for the quarterly period ended December 31, 2004, was $0.03 as compared to a basic net loss of $(1.26) per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended December 31, 2004, was $0.03 as compared to a diluted net loss of $(0.95) per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2005, the Company realized a net gain of $181,707 due to the gain on the sale of its investment in marketable securities as compared to a net gain of $11,860 for the immediately preceding quarterly period. As a result, the basic net gain per share for the quarterly period ended March 31, 2005, was $0.53 as compared to a basic net gain of $0.03 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended March 31, 2005, was $0.40 as compared to a diluted net gain of $0.03 per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2005, the Company realized a net gain of $18,028 as compared to a net gain of $181,707 during the immediately preceding quarterly period which was due mainly to the sale of its investment in marketable securities. As a result, the basic net gain per share for the quarterly period ended June 30, 2005, was $0.05 as compared to a basic net gain of $0.53 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended June 30, 2005, was $0.04 as compared to a diluted net gain of $0.40 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2005, the Company realized a net gain of $42,661 as compared to a net gain of $18,028 during the immediately preceding quarterly period. The increase in the net gain is mainly due to an increase in revenues from the Company’s investment in the three card games Software. As a result, the basic net gain per share for the quarterly period ended September 30, 2005 was $0.13 as compared to a basic net gain of $0.05 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended September 30, 2005 was $0.10 as compared to a diluted net gain of $0.04 per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2005, the Company realized a net loss of $(61,678) as compared to a net gain of $42,661 during the immediately preceding quarterly period. The increase in the net loss is mainly due to an increase in expenses. Revenue from the Company’s investment in the three card games Software has remained steady quarter over quarter. As a result, the basic net loss per share for the quarterly period ended December 31, 2005 was $(0.16) as compared to a basic net gain of $0.13 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended December 31, 2005 was $(0.13) as compared to a diluted net gain of $0.10 per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2006, the Company realized a net gain of $19,656 as compared to a net loss of $(61,678) during the immediately preceding quarterly period. The increase in the net gain is mainly due to a decrease in expenses. Revenue from the Company’s investment in the three card games Software has remained steady quarter over quarter. As a result, the basic net gain per share for the quarterly period ended March 31, 2006 was $0.05 as compared to a basic net loss of $(0.16) per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended March 31, 2006 was 0.04 as compared to a diluted net loss of $(0.13) per share for the immediately preceding quarterly period.

The Company’s business is not of a seasonal nature.

Liquidity and Capital Resources

During 2006, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Mineral Property, subject to a 11/2% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 and incurring $500,000 of exploration expenditures over a period of 3 years. As of April 20, 2006 the Company’s investment in the Extra High Mineral Property totals $368,247 which consists of $90,000 in cash payments made to the Optionor, $4,588 in cash payments made to maintain the Extra High Mineral Property in good standing and $273,659 of exploration related expenditures incurred since acquisition of the Extra High Mineral Property.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates. During the three month period ended March 31, 2006, no share purchase warrants were issued or exercised and 28,571 warrants exercisable at $7.00 expired on March 10, 2006.

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000. Each unit consists of common shares (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.

During the three month period ended March 31, 2006, no stock options were granted to Directors, Officers, Employees and Consultants. Currently there are no stock options granted and outstanding. If and when any new stock options are granted in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.

As at March 31, 2006, the Company had $22,078 in cash and term deposits as compared to $256,050 for the corresponding period in 2005 and as compared to $177,892 for the period ended December 31, 2005. Working capital as at March 31, 2006 was $511,430 as compared to $613,193 for the corresponding period in 2005 and as compared to a working capital of $523,306 for the period ended December 31, 2005. The cost of marketable securities as at March 31, 2006 was $389,943 as compared to $289,879 for the corresponding period in 2005 and as compared to $301,095 for the period ended December 31, 2005. As at March 31, 2006 the market value of the marketable securities was $580,906 as compared to $809,130 for the corresponding period in 2005 and as compared to $580,628 for the period ended December 31, 2005. Accounts receivable as at March 31, 2006 was $26,591 as compared to $5,495 for the corresponding period in 2005 and as compared to $15,358 for the period ended December 31, 2005, and receivable from related parties as at March 31, 2006 was $98,011 as compared to receivables from related parties of $ 83,024 for the corresponding period in 2005 and as compared to $61,098 for the period ended December 31, 2005.

During the three month period ended March 31, 2006, a net gain of $19,656 was realized as compared to a net gain of $181,707 for the corresponding period in 2005.

Trends

In respect to the Company’s Mineral Exploration Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties.

Related Party Transactions

The Company shares office space and certain employees with Las Vegas from Home.com Entertainment Inc., (“Las Vegas”), a company related by common management, officers and certain directors.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software is equally owned by Las Vegas and the Company. Las Vegas is the operator of the three card games Software and markets the three card games. Las Vegas receives 60% of all revenues that are generated from the operation of the three card games Software and the Company receives 40%. The Company’s share of revenues from the three card games Software was $484,804 as of December 31, 2005. For the three month period ended March 31, 2006, the Company’s share of revenues from the three card games Software was $146,304 (2005: $102,360).

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003 and on July 1, 2005, the aggregate amount of payments made for Management Fees totaled $90,000 during the three month period ended March 31, 2006, (2005:$60,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company. The New Management Services Agreement expires in October, 2006 and is renewable on an annual basis.

On March 10, 2004, the Company entered into a non-brokered private placement financing agreement with Bedo H. Kalpakian and Jacob H. Kalpakian for 28,571 Flow-Through Share Units at the purchase price of $3.50 per unit for total proceeds of $100,000. Each unit consists of one flow-through common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $5.25 per common share if exercised in the first year and at an exercise price of $7.00 per common share if exercised in the second year. The warrants expired on March 10, 2006.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year. The warrants expire on July 20, 2006.

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, a related company, at a price of $0.20 per unit. Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months. The 1,250,000 Las Vegas units have been issued to the Company. The Company may either increase or decrease its investment in Las Vegas in the future. On January 4, 2006, the Company exercised 300,000 warrants for the purchase of 300,000 common shares of Las Vegas at $0.25 per share for a total cost of $75,000.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

During the year ended December 31, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a company related by common directors. The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000. Subsequent to the year ended December 31, 2005, the Company entered into a second Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000. As a result, the Company currently owns 2,500,000 common shares in the capital of Colt. Colt is a reporting issuer in the Provinces of Alberta and British Columbia but its shares are not currently listed for trading on any stock exchange.

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000. Each unit consists of one common share (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.

The Company has hired the services of J.W. Murton & Associates to provide geological services. J.W. Murton & Associates is a private company owned by a Director of the Company. For the three month period ended March 31, 2006, the Company has paid the sum of $21,750 plus G.S.T. to J. W. Murton & Associates.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees, officers, directors and consultants, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit for fiscal 2004 was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees, officers, directors and consultants from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company is not exposed to significant credit risks with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

Marketable securities are valued at the lower of cost and market at the balance sheet date. The Company is exposed to significant market risk with respect to marketable securities.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s Interim (unaudited) Financial Statement of Operations and Deficit for the three months ended March 31, 2006.

Capital Stock

Authorized share capital:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data		No. of	Preferred
as of May 11, 2006	No. of Common Shares	Shares		Exercise Price	Expiry Date
Issued and Outstanding as at May 11, 2006	378,211	Nil		N/A	N/A

Stock Options	-	Nil		N/A	N/A

Warrants	66,071	Nil		Cdn$2.00-$7.00	July 20/06 to December 30/06

Fully Diluted as at May 11, 2006	444,282	Nil		N/A	N/A

Subsequent Events

Subsequent to year end, the Company and Las Vegas determined that it would be in their best interests if the Company would sell its interest in the three card games Software to Las Vegas.

As the Company and Las Vegas have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”) to provide a valuation and fairness opinion in respect to the proposed transaction. Independent Board Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Bronx and Las Vegas its Fairness Opinion Letter and Valuation Report.

E&E’s Fairness Opinion Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Bronx and Las Vegas if:-

1.	Bronx’s interest in the three card games Software is valued at $2,400,000; and

2.	Las Vegas is valued at CDN $33,500,000 or $0.36 per share.

Consequently, Bronx entered into a Purchase and Novation Agreement with Las Vegas whereby Bronx agreed to sell all its right, title and interest in and to the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas (the “Purchase and Novation Agreement”). The Purchase and Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006. The closing of the transaction took place on May 5, 2006. As a result, Las Vegas has purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 common shares of Las Vegas at a deemed price of $0.36 per share. The 6,670,000 common shares of Las Vegas have been issued to Bronx and are restricted from trading until May 1, 2007. Concurrently, Bronx has transferred to Las Vegas all of Bronx’s right, title and interest in and to the three card games Software and all of Bronx’s revenue entitlement from the three card games Software.

Subsequent to the three month period ended March 31, 2006, the Company made a third cash payment of $45,000 to the Optionor, pursuant to the Option Agreement in respect to the Extra High Mineral Property.

Subsequent to the three month period ended March 31, 2006, the Company acquired 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”) for an acquisition cost of $3,973.83.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company.

Management of the Company is encouraged by the positive results obtained to date from the 2005 exploration program conducted on the Company’s Extra High Mineral Property and is optimistic that, subject to the availability of the required financing, the Company may be able to conduct a 2006 exploration program on the Extra High Mineral Property and on the Blunt Mountain Property.

Management of the Company is optimistic about the exciting times that the mineral exploration industry is presently experiencing and is hopeful that this trend shall continue for the foreseeable future.